February 20, 2024

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John Coleman

Karl Hiller

Re: 5E Advanced Materials, Inc.

Form 10-K for the Fiscal Year ended June 30, 2023

Filed August 30, 2023

File No. 001-41279

Ladies and Gentlemen:

Set forth below are responses of 5E Advanced Materials, Inc. (the “Company,” “we,” or “our”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 7, 2024, relating to the above referenced Annual Report on Form 10-K. The Company is concurrently filing an Amended Annual Report on Form 10-K/A (the “Amended Annual Report”) with the Commission that addresses certain of the Staff’s comments as described in further detail below. For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter and a copy of the Amended Annual Report disclosures marked to show all changes from the Amended Annual Report filed with the Commission on February 2, 2024.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Unless otherwise indicated, all page references in the response set forth below correspond to the pages of the Amended Annual Report.

Form 10-K for the Fiscal Year ended June 30, 2023

Business and Properties, page 6

1.
We note that you have amended your annual report and filed an amended initial assessment report in response to prior comment one, to provide additional information about the pricing assumptions utilized in the economic analyses. For example, on page 23 of the annual report you explain that a boric acid price of $1,726 per short ton was assumed for the first year of production and you refer to Sections 16 and 19.3.1 of the amended initial assessment report for details about that assumption.

However, the disclosures in Section 19.3.1 of the amended initial assessment report explain that the qualified persons assumed boric acid pricing will increase from $1,726 in 2026 to $2,130 by 2030, an annual increase of about 5.4% over four years, followed by an annual increase of 3% thereafter. Figures 19.11 and 19.12 of the amended initial assessment report indicate the escalation assumptions culminate in a price of $2,965 per short ton in 2040 for the fifteen year model, and $4,620 per short ton in 2055 for the thirty year model. Using simple averages, the assumptions for these two time frames would be $2,346 and $3,173, which exceed the initial price that you have disclosed by about 36% and 84%, for the fifteen and thirty year time frames.

We believe that you would need to provide a complete description of the mineral price assumptions used in the determination of your mineral resources, covering the price escalations in terms of percentages, the ranges in dollars, and possibly average prices for each of the fifteen and thirty year periods utilized in the economic analyses, to comply with footnote 1 to Item 1304(d)(1) of Regulation S-K. Please also expand your disclosure to summarize the nature of the underlying support for those assumptions.

The Company acknowledges the Staff's comment and has updated disclosure on its Amended Annual Report on pages 24 and 25 to comply with footnote 1 to Item 1304(d)(1) of Regulation S-K.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (346) 439-0318 or J. Eric Johnson of Winston & Strawn LLP at (713) 651-2647.

Very truly yours,

Paul Weibel

Chief Financial Officer

Cc: J. Eric Johnson, Winston & Strawn LLP